EXCELSIOR FUNDS
                       EXCELSIOR INSTITUTIONAL MONEY FUND



                                  7-DAY YIELD

         Quotations of "yield" will be based on the net investment income per share generated over a seven-day period. The income is then "annualized".

                  BASE PERIOD RETURN = Net Change in Account Value
                                         Beginning Account Value

                  CURRENT YIELD = Base Period Return x 365/7

         The "effective yield" is calculated similarly, but when annualized, the income earned by the investment during that seven-day period is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

                             7-DAY EFFECTIVE YIELD

                  EFFECTIVE YIELD = [(1 + Base Period Return)365/7] - 1

                  (Base Period Return = net change in account value divided by beginning account value)